UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 1, 2021 (February 28, 2021)

NAVSIGHT HOLDINGS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39493	85-1276957
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12020 Sunrise Valley Drive Suite 100 Reston, Virginia	20191
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (571) 500-2236

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, par value $0.0001 per share, and one-half of one Warrant	NSH.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	NSH	The New York Stock Exchange
Warrants, each whole Warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	NSH WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

On February 28, 2021, NavSight Holdings, Inc., a Delaware corporation (“NavSight”), entered into a Business Combination Agreement (the “Transaction Agreement”) by and among NavSight, NavSight Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of NavSight (“Merger Sub”), Spire Global, Inc., a Delaware corporation (“Spire”), and certain of Spire’s stockholders (the “Founders”). Capitalized terms used in this Current Report on Form 8-K (this “Current Report”) but not otherwise defined herein have the meanings given to them in the Transaction Agreement.

Pursuant to the Transaction Agreement, subject to the terms and conditions set forth therein, at the Effective Time, Merger Sub will be merged with and into Spire (the “Merger” and together with the other transactions contemplated by the Transaction Agreement, the “Transactions”), with Spire surviving the Merger. As a result of the Transactions, as further described below, it is expected that the equityholders of Spire, as of immediately prior to the Merger, will hold approximately 60.8% of the fully diluted outstanding equity interests of NavSight. The terms of the Transaction Agreement are summarized below.

Conversion of Securities

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of NavSight, Merger Sub, Spire or the holders of any of Spire’s securities, each share of outstanding capital stock of Spire (the “Company Capital Stock”) will be canceled and converted into (i) the right to receive at Closing the number of shares of NavSight Class A Common Stock (the “NavSight Class A Common Stock”) based on the pro rata portion applicable to such share of Company Capital Stock, of an aggregate purchase price of approximately $1.1 billion, and (ii) the contingent “earn-out” right to receive a pro rata portion of up to 8,000,000 shares of NavSight Class A Common Stock in the aggregate based on the achievement of certain trading price targets following the Closing, which amount of “earn-out” shares will be adjusted based on a formula set forth in the Transaction Agreement to reflect a portion of the value of such “earn-out” shares allocated to holders of Company options assumed by NavSight in the Merger.

High Vote Purchase

Immediately following the Effective Time, NavSight’s certificate of incorporation shall be amended and restated to, among other things, (i) reclassify all outstanding shares of NavSight’s outstanding Class B Common Stock (“NavSight Class B Common Stock”) into shares of NavSight Class A Common Stock, and (ii) provide that each share of NavSight Class A Common Stock shall be entitled to one (1) vote per share and each share of NavSight Class B Common Stock will be entitled to nine (9) votes per share. At the Closing, it is anticipated that the Founders will purchase from NavSight a number of shares of Class B Common Stock of NavSight (“NavSight Class B Common Stock”), equal to the number of shares of NavSight Class A Common Stock that each Founder is anticipated to receive at the Closing in consideration of the shares of Company Capital Stock held by such Founders, at a price in cash of $0.0001 per share of NavSight Class B Common Stock.

Representations, Warranties and Covenants

The Transaction Agreement contains customary representations and warranties of the parties, which shall not survive the Closing.

The Transaction Agreement also contains pre-closing covenants of the parties, including obligations of the parties to use reasonable efforts to operate their respective businesses in the ordinary course, and to refrain from taking certain specified actions without the prior written consent of the other applicable parties, in each case, subject to certain exceptions and qualifications. Additionally, the parties have agreed not to solicit, negotiate or enter into competing transactions, as further provided in the Transaction Agreement, subject to a customary “fiduciary out” provision that allows Spire, under certain specified circumstances, to provide information to, and participate in discussions and engage in negotiations with, third parties with respect to an alternative acquisition proposal if the board of Spire (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that, among other things such alternative acquisition proposal constitutes a Superior Proposal, and the failure to take such actions would reasonably be expected to be a breach of the directors’ fiduciary duties pursuant to applicable law.

Conditions to the Parties’ Obligations to Consummate the Merger

Under the Transaction Agreement, the obligations of the parties to consummate (or cause to be consummated) the Transactions are subject to a number of customary conditions for special purpose acquisition companies, including, among others, the following: (i) no Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions, (ii) NavSight having a minimum of $5,000,001 of net tangible assets immediately after Closing; (iii) the approval of the Merger and the other stockholder proposals required to approve the Transactions by NavSight’s stockholders, (iv) the approval of the Transaction Agreement and the Transactions by Spire’s stockholders’, (v) the Registration Statement/Proxy Statement becoming effective; (vi) all required filings under the Hart-Scott-Rodino Act shall have been completed, any waiting period applicable to the consummation of the Transactions shall have expired or terminated, and any pre-closing approvals or clearances reasonably required have been obtained, (vii) NavSight Common Stock issued in connection with the Transactions shall be approved for listing on the Stock Exchange, and (viii) all necessary consents, authorizations or approvals related to the applicable Communications Authorizations that are required under such applicable laws to be obtained prior to the Closing shall have been obtained or deemed to be obtained, and (ix) the written consent of at least a majority of the outstanding principal amount of certain outstanding series of Spire’s convertible promissory notes.

The obligations of Spire to consummate the Transactions are also subject to, among other things, the aggregate cash proceeds from NavSights’s trust account (after deducting any amounts paid to NavSight stockholders that exercise their redemption rights in connection with the Transactions), together with the proceeds from the PIPE financing, being not less than $225,000,000.

Termination Rights

The Transaction Agreement contains certain termination rights, including, among others, the following: (i) by written consent of Spire and NavSight, (ii) breach of a representation, warranty, covenant or other agreement by a party which is not capable of being cured within thirty (30) days (or any shorter period of the time that remains between the date the non-breaching party provides written notice of such violation or breach and the Termination Date or the Extended Termination Date, as applicable), subject to the materiality standards contained in the Transaction Agreement, (iii) if the Closing has not occurred on or before Termination Date set as October 25, 2021, provided, that if the Special Meeting is adjourned or postponed and/or if certain regulatory approvals related to the Communications Authorizations have not been obtained, then the Termination Date shall be automatically extended until March 1, 2022; (iv) by written notice from either Spire or NavSight if the consummation of the Merger is permanently enjoined or is prohibited by a Governmental Order or a statute, rule or regulation; (v) by written notice from either Spire or NavSight if the approval of the approvals of the requisite stockholder matters by the NavSight stockholders holders is not obtained at the Special Meeting; (vi) by written notice from NavSight if the required Company stockholder approval shall not have been obtained within thirty (30) calendar days after Spire’s receipt of written notice from NavSight that the Registration/Proxy Statement has been made effective under the Securities Act of 1933, as amended (the “Securities Act”) (provided that the termination right shall have expired if the Requisite Company Approval has been obtained); (vii) at any time prior to obtaining the required approval of Spire’s stockholders, by written notice from Spire to NavSight if the board of directors of Spire shall have entered into a definitive agreement for a superior proposal; (viii) at any time prior to obtaining the required approval of NavSight’s stockholders, by written notice from Navsight to Spire if the board of directors of Spire shall have entered into a definitive agreement for a superior proposal (provided that the termination right shall have expired within the tenth business day following the date on which NavSight’s termination right described in this clause (viii) first arose); (ix) at any time prior to obtaining the required approval of Spire’s stockholders, by written notice from NavSight to Spire if the board of directors of Spire shall have (a) made a Company Change in Recommendation or (b) failed to include the recommendation of Spire’s board of directors in its distribution to Spire stockholders of the Spire stockholder written consent (provided that the termination right shall have expired within the tenth business day following the date on which NavSight’s termination right described in this clause (ix) first arose); and (x) by written notice from Spire to NavSight, at any time prior to obtaining the obtaining the required approval of NavSight’s stockholders, if the board of directors of NavSight shall have (a) made a SPAC Change in Recommendation, or (b) failed to include the SPAC Board Recommendation in the Registration Statement/Proxy Statement (provided that the termination right shall have expired within the tenth business day following the date on which Spire’s termination right described in this clause (x) first arose).

If the Transaction Agreement is terminated by NavSight in accordance with clauses (vi-ix) above, in certain circumstances Spire shall pay to NavSight within two (2) business day after termination of the Transaction Agreement an amount equal to $5,000,000.

A copy of the Transaction Agreement is filed with this Current Report as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Transaction Agreement is qualified in its entirety by reference to the full text of the Transaction Agreement filed with this Current Report. The Transaction Agreement is included to provide investors and securityholders with information regarding its terms and is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Transaction Agreement were made as of the execution date of the Transaction Agreement only and are qualified by information in confidential disclosure schedules provided by the parties to each other in connection with the signing of the Transaction Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Transaction Agreement. Moreover, certain representations and warranties in the Transaction Agreement may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. Accordingly, you should not rely on the representations and warranties in the Transaction Agreement as characterizations of the actual statements of fact about the parties.

Voting and Support Agreement

In connection with the execution of the Transaction Agreement, on February 28, 2021, certain stockholders of Spire have entered into one or more Voting and Support Agreements (each, a “Support Agreement”) pursuant to which, inter alia, such stockholders have agreed to vote all of their respective shares of Company Capital Stock (as defined in the Transaction Agreement) in favor of the Transaction Agreement and the transactions contemplated thereby (including the Merger), representing in the aggregate, approximately 32.18% of the outstanding shares of capital stock of Spire, on an as-converted to common stock basis, and approximately 21.1% of the outstanding preferred stock of Spire, on an as-converted to common stock basis.

The foregoing description of the Support Agreement is qualified in its entirety by reference to the full text of the form of Support Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report, and incorporated herein by reference.

Voting and Non-Redemption Agreement

In connection with the execution of the Transaction Agreement, on February 28, 2021, certain stockholders of NavSight have entered into one or more Voting and Non-Redemption Agreements (each, a “Voting and Non-Redemption Agreement”) pursuant to which, inter alia, such stockholders have agreed (i) not to redeem or transfer all or any portion of their respective NavSight Common Stock and (ii) to vote all of their respective shares of SPAC Common Stock, representing in the aggregate 20% of the outstanding voting power of NavSight in favor of the each of the transaction proposals to be voted upon at the meeting of NavSight stockholders, including approval of Transaction Agreement and the transactions contemplated thereby (including the Merger).

The foregoing description of the Voting and Non-Redemption Agreement is qualified in its entirety by reference to the full text of the form of Voting and Non-Redemption Agreement, a copy of which is filed as Exhibit 10.2 to this Current Report, and incorporated herein by reference.

Investor Rights Agreement

In connection with the execution of the Transaction Agreement, on February 28, 2021, NavSight, the Investors (as defined in the Investor Rights Agreement) have entered into an Investor Rights Agreement (an “Investor Rights Agreement”) pursuant to which the registrations rights, certain Investor rights, corporate governance and certain other matters are defined.

The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the full text of the Investor Rights Agreement, a copy of which is filed as Exhibit 10.3 to this Current Report, and incorporated herein by reference.

Subscription Agreements

In connection with the execution of the Transaction Agreement, on February 28, 2021, NavSight entered into Subscription Agreements with certain investors (the “PIPE Investors”) pursuant to which, immediately prior to the consummation of the Merger, such investors will purchase an aggregate of 24,500,000 shares of NavSight Common Stock at $10 per share for an aggregate purchase price of $245,000,000.

Pursuant to the terms of the Subscription Agreements, the PIPE Investors have agreed to cooperate in good faith with NavSight to (i) ensure there is no Governmental Order (as defined in the Transaction Agreement), statute, rule or regulation enjoining or prohibiting the consummation of the Transactions; and (ii) all conditions precedent to closing the Transactions under the Transaction Agreement are satisfied or waived.

The Subscription Agreements will be terminated, and be of no further force and effect, upon the earlier to occur of (i) such date and time as the Transaction Agreement is terminated in accordance with its terms without the Transactions being consummated, (ii) upon the mutual written agreement of NavSight and the applicable PIPE Investor, or (iii) March 1, 2022 if the Closing has not occurred by such date.

The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the full text of the form of Subscription Agreement, a copy of which is filed as Exhibit 10.4 to this Current Report, and incorporated herein by reference.

Waiver Agreement

In connection with the execution of the Transaction Agreement, on February 28, 2021, each of the Sponsors (as defined in the Transaction Agreement) has executed and delivered to NavSight and Spire certain waivers pursuant to which, in connection with the Transactions, such Sponsors have agreed to waive certain of the anti-dilution rights in respect of shares of NavSight Common Stock held by such Sponsors (the “Waiver Agreements”).

The foregoing description of the Waiver Agreement is qualified in its entirety by reference to the full text of the form of Waiver Agreement, a copy of which is filed as Exhibit 10.5 to this Current Report, and incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above under the headings “Subscription Agreements” in Item 1.01 of this Current Report are incorporated by reference into this Item 3.02. The shares of NavSight Class A Common Stock to be issued to the PIPE Investors, and the shares of NavSight Class B Common Stock to be issued to the Founders, in each case connection with the Closing will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

On March 1, 2021, NavSight and Spire issued a joint press release announcing the execution of the Transaction Agreement described in Item 1.01 above. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein. Notwithstanding the foregoing, information contained on the websites of NavSight, Spire or any of their affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report.

Attached as Exhibit 99.2 and incorporated by reference herein is the investor presentation that will be used with respect to the transactions contemplated by the Transaction Agreement.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of NavSight under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Forward-Looking Statements

This Current Report contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Transactions between Spire and NavSight, including statements regarding the benefits of the Transactions and the anticipated timing of the Transactions. Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, expectations of achieving and maintaining profitability, projections of total addressable markets, market opportunity and market share, net proceeds from the Transactions, potential benefits of the Transaction and the potential success of Spire’s market and growth strategies, and expectations related to the terms and timing of the Transactions. These statements are based on various assumptions and on the current expectations of NavSight’s and Spire’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of NavSight’s securities, (ii) the risk that the Transactions may not be completed by NavSight’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NavSight, (iii) the failure to satisfy the conditions to the consummation of the Transactions, including the approval by the stockholders of NavSight, the satisfaction of the minimum trust account amount following redemptions by NavSight’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the Transactions, (v) the risk that the proposed Transactions may not generate expected net proceeds to the combined company; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transactions, (vii) the effect of the announcement or pendency of the Transactions on Spire’s business relationships, performance, and business generally, (viii) risks that the Transactions disrupt current plans of Spire and potential difficulties in Spire employee retention as a result of the Transactions, (ix) the outcome of any legal proceedings that may be instituted against Spire or against NavSight related to the Transactions, (x) the ability to maintain the listing of NavSight’s securities on The New York Stock Exchange, (xi) volatility in the price of NavSight’s securities, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Transactions, and identify and realize additional opportunities, and (x) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive space-based data analytics industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NavSight’s final prospectus filed on September 11, 2020, and other documents filed, or to be filed, by NavSight with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Spire and NavSight assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Spire nor NavSight gives any assurance that either Spire or NavSight will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed Transactions, NavSight intends to file a registration statement on Form S-4 that includes a joint proxy statement/prospectus (the “Registration Statement/Proxy Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of NavSight’s common stock in connection with NavSight’s solicitation of proxies for the vote by NavSight’s stockholders with respect to the proposed Transactions and other matters as described in the Registration Statement/Proxy Statement and a prospectus relating to the offer of the securities to be issued to Spire’s stockholders in connection with the proposed Transactions. The Registration Statement/Proxy Statement will be sent to all NavSight stockholders once it has been filed and declared effective. NavSight also will file other documents regarding the proposed Transactions with the SEC. Investors and security holders of NavSight and other interested parties are urged to read the Registration Statement/Proxy Statement, any amendments thereto and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Transactions as they become available because they will contain important information about the proposed Transactions.

Investors and security holders will be able to obtain free copies of the Registration Statement/Proxy Statement and all other relevant documents filed or that will be filed with the SEC by NavSight through the website maintained by the SEC at www.sec.gov or by directing a request to: NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, VA 20191.

Participants in Solicitation

NavSight and Spire and their respective directors and officers may be deemed to be participants in the solicitation of proxies from NavSight’s stockholders in connection with the proposed Transactions. Information about NavSight’s directors and executive officers and their ownership of NavSight’s securities is set forth in NavSight’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Transactions may be obtained by reading the Registration Statement/Proxy Statement and other relevant materials to be filed with the SEC regarding the proposed Transactions when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Current Report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) List of Exhibits.

Exhibit No.	Description

2.1	Business Combination Agreement dated as of February 28, 2021, by and among NavSight, Merger Sub and Spire.

10.1	Form of Voting and Support Agreement.

10.2	Form of Voting and Non-Redemption Agreement.

10.3	Investors’ Rights Agreement dated as of February 28, 2021, by and among NavSight, the Sponsors, and Target Parties (each as defined in the Investors’ Rights Agreement).

10.4	Form of Subscription Agreement.

10.5	Form of Waiver Agreement.

99.1	Joint Press Release, dated as of March 1, 2021.

99.2	Investor Presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 1, 2021

NAVSIGHT HOLDINGS, INC.
By:	/s/ Robert A. Coleman
Name: Robert A. Coleman
Title: Chief Executive Officer